American Bonanza Gold Corp.
Management’s Discussion and Analysis
For the three months ended March 31, 2013
(Expressed in Canadian dollars, unless otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements of American Bonanza Gold Corp. (“the Corporation”) for the year ended December 31, 2012 and unaudited condensed consolidated financial statements for the three months ended March 31, 2013 and 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS” as issued by the International Accounting Standards Board (“IASB”)). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in Canadian dollars unless otherwise noted.

Additional information about the Corporation and its business and operations can be found in its continuous disclosure documents. These documents, including the annual consolidated financial statements and the Corporation’s annual information form, are filed with Canadian securities regulatory authorities and are available under the Corporation’s profile at www.sedar.com.

This MD&A has been prepared as of May 13, 2013.

OVERVIEW

American Bonanza Gold Corp. was incorporated in British Columbia on December 10, 2004. The Corporation is a development stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States with its primary focus on the development of its wholly owned Copperstone gold mine “Copperstone”, located in La Paz County, Arizona which is currently in the commissioning stage.

The Corporation is a publicly listed company on the Toronto Stock Exchange under the trading symbol “BZA”. The Corporation is also listed on the OTCQX under the trading symbol “ABGFF” and the Frankfurt Stock Exchange under the trading symbol “AB2”.

OUTLOOK

The Corporation’s current objective is the development and operation of the Copperstone project. The Corporation is currently in the commissioning stage of its project and intends to reach commercial production in 2013.

Management will continue to evaluate the Corporation’s cash position to ensure sufficient funding is available to finance the ramp-up of underground mine operations until the anticipated start of commercial operations in 2013.

CORPORATE ACTIVITY

On January 4, 2013, the Corporation entered into a short term promissory note for $440,000 USD at a rate of 27.3% per annum. The note and respective interest was due to be repaid on March 4, 2013. On January 9, 2013, an additional $220,000 USD promissory note was signed with the same terms, with the exception of the repayment date of March 9, 2013. A commitment fee of $30,000 USD was to be paid on the maturity of the promissory notes. The promissory notes were amended for the maturity dates to be extended to July 8, 2013 for both notes and the total commitment fee to be increased to $75,000 USD.

During the period, the Corporation received $1,000,000 USD in advance for an agreement reached on April 10, 2013. The Corporation entered into a short term agreement with an arm’s length lender for a $1,000,000 USD short term unsecured loan. The loan bears interest at 20% per annum before default and 40% after default. The loan must be repaid by April 30, 2013. In connection with the loan, the Corporation has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.12 per share until April 10, 2015. The issue of the warrants is subject to the approval of the TSX and subject to a hold period of four months from the date of issue. As of April 30, 2013, the loan was not repaid and now bears an interest of 40% per annum.

On April 1, 2013, the Corporation issued amended and restated secured promissory notes for an aggregate of $8.6 million (the "Amended Notes"). The Amended Notes replace both the Corporation's existing US$6,001,000 million gold loan and the additional US$1,600,000 promissory notes issued in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Corporation an additional US$1,000,000, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes will be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Corporation.

In connection with the restructuring, the Corporation has agreed to issue to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Corporation at $0.20 per share for a period of two years from closing. The issue of the warrants is subject to the approval of the TSX and will be subject to a hold period of four months from the date of issue.

On May 13, 2013, the Corporation received an advance of $500,000 with no fixed repayment terms. The funds will be used for working capital.

MINERAL PROPERTIES

Copperstone Gold Mine

The Copperstone Project is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in southern California and western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold. Copperstone is located within a lesser-known, globally significant, high grade gold province.

The Corporation holds a 100 percent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995 and was renewed on June 12, 2005. The lease is renewable by the Corporation for one or more ten-year terms at the Corporation's option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a sliding scale gross royalty.

Development

During 2011, the Corporation completed the construction activities at Copperstone and began commissioning of the gold processing plant. Infrastructure at Copperstone was expanded to include offices, communications, and safety equipment such as the underground refuge chambers. Also installed were truck maintenance shops, the crushing and grinding circuits, and the gold processing plant. Electrical power for mine production needs was extended to the underground mine. Infrastructure installation was completed. Also during 2011, the Corporation received its final permitting which allowed for final project approval from the U.S Bureau of Land Management.

Construction of the Copperstone mill, mine, and tailings facility started in June 2011. Construction of the mill foundation was completed in August 2011, with structural steel and equipment being placed. The foundations for the ore bin and crusher were completed in August 2011. All of the site administrative facilities were rehabilitated and put in use. Earth work on the tailings pond commenced July 2011 and the first phase of the pond construction was completed during 2011.

During October 2011, the Corporation purchased a mining fleet for the transition to owner-mining from contractor mining. The mining fleet purchase included drills, loader, haul trucks, rock bolter, and other specialized underground mining equipment. In addition to the 700 ton per day milling facilities purchased in 2010, the Corporation purchased a jaw crusher and a cone crusher during February 2011. The crushers have a capacity of up to 100 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. Construction of the crushing circuit was completed during 2011.

On November 8, 2011, Copperstone gold mine entered the final phase of construction and commenced dry commissioning of the Copperstone gold processing plant.

Total capital expenditures incurred for the Copperstone project as of December 31, 2011 were $27.4 million. The feasibility study had a budget of approximately $17.7 million for capital expenditures, which included the reclamation bond. The capital expenditure overruns related mainly to the Copperstone mine being transitioned to an owner-operated mine from a mining contractor. This transition included the purchase of mining equipment which was not budgeted and lead to an overrun of approximately $3.7 million. Also, the underperformance by the mining contractor led to an overrun of approximately $2.9 million, for a total cost to the Corporation of approximately $6.6 million associated with the removal of the mining contractor and the transition to owner mining. In addition, the tailings pond as budgeted in the feasibility study had an anticipated cost of approximately $1.7 million and actual expenses incurred were approximately $5.1 million, resulting in an overrun of approximately $3.4 million. This overrun is primarily a consequence of permitting regulators requesting a change in the design of the tailings impoundment during construction, at which time the Corporation had little flexibility other than to comply with the changed design criteria, plus other small construction overruns. In addition the cost of the reclamation bond was $0.5 million higher than budgeted due to a modified position from the regulators during construction.

Of the total 2011 capital expenditure overrun of approximately $9.7 million, the transition to owner mining represents approximately $6.6 million, the changes in regulatory design criteria for the tailings pond during construction represents approximately $3.4 million, and the increased reclamation bond requirement contributes approximately $0.5 million for a total overrun among these three areas of approximately $10.5 million. The other budgeted areas experienced savings over the budgeted amounts of approximately $0.8 million, which offsets the overruns by that amount.

Production during Commissioning

In the feasibility study, the design capacity at Copperstone is 450 tons per day resulting in an average of approximately 46,000 ounces for the first 3 years of projected production within a mine life of 6.3 years with a total estimated production of approximately 213,000 ounces of gold.

During 2012, Copperstone mine entered into the commissioning phase in preparation to achieve commercial production. Copperstone has faced a number of mine development challenges, primarily related to underground mine development being behind schedule as a consequence of the transition to owner mining from contract mining, and delays associated with acquiring and operating a new mining fleet. Other challenges included equipment availability, and grade and ore access which are typical in an underground operational start-up environment. Startup was accomplished during the first quarter of 2012, and the subsequent quarters of 2012 and 2013 have seen the mine ramping up production with the goal of achieving commercial production once a consistent production of no less than 60% of planned volume is reached over a 30 day period. Issues relating to the duration of ramp-up which have led to delays in declaring commercial production are discussed below. To rectify these issues, the Corporation has hired a new experienced management team at Copperstone including a mine manager and chief geologist who are in the process of revamping the mine plan and developing an operation projection. This is supported by a working mine plan that is based on actual mining experience to date and specific plans to reach commercial production in 2013. As of March 31, 2013, the mine has not achieved commercial production.

The majority of the mine plan focuses on increasing output from the underground mine and bringing the development mining up to design rates. The areas of focus include improvements to the underground mining fleet (including the planned acquisition of continuous mining equipment), the development of a mine rescue team and associated equipment which allows for a substantial increase to the number of underground miners employed, electrical and water management system expansions, improved communications underground, and other areas.

The current mining strategy developed in April 2013 is focused around accessing more ore zones that can be cycled concurrently. The increased number of working zones over the current situation will provide between six to twelve active headings in ore. The medium term focus is to move in the direction of stoping to supplement the traditional development process aimed at increased productivity, reduce dilution where possible coupled with a reduction in mining costs.

The addition of a chief geologist to the management team has increased focus on geological control procedures adding improved communication and direction to miners at the face. In addition, a reduction in design ore heading size from 10ft x 12ft to 10ft x 10ft has resulted in improved head grades and recoveries.

The production exploration drills were put into operation for production support. Drilling in production areas of the C and D zones are ongoing with engineering designing stope and access plans accordingly based on drilling. The C zone is being drilled from the first stope level to explore for more ore available to mine; the sample results for the C zone are not complete at this time but two new mineralized zones were discovered above D zone main access and below the 690 access. Further drilling is required for delineation. Exploration drilling has been limited by parts availability from vendors with increased lead times on critical spares delaying drilling and reducing drill productivity. The maintenance group is working on locating alternative more reliable supplies as well as identifying critical spare parts we need to keep on site to reduce mean time to repair.

Changes to mine maintenance were made to improve availability as preventive maintenance programs were implemented. Vendors are being pressed to provide consignment or improve parts availability in regional parts warehouses. Equipment availability in the Jumbo fleet has increased the mix of development work associated with handheld drills which tends to be more labor intensive and is limiting in the length of the round that can be taken within the drilling cycle compared to Jumbos. The maintenance team continues to work towards improving reliability of these machines, administrative staff work on improving parts availability and turnaround of purchase orders with vendors.

Significant progress was made on backfilling. Changes to mixing, cement addition, and ramming technique helped improve backfill and cure time. Timely backfilling remains a key challenge in brining successive headings in ore in to fruition. Lack of availability of haul trucks to haul waste as fill has reduced productivity of this process. Vendor support to effect timely repairs is being addressed to improve timely turnaround of repair parts purchases. Alternative backfill materials and methodology is being researched in effort to reduce backfill time and labor intensity. A central repository for waste from active development headings and underground cement mixing bay has been established to improve the efficiency of the current process and provide a supply of waste at short notice once an area comes up for backfill. A new approach to mining some ore areas also lends itself to a reduction in cement usage. Implementation of stoping with and undercut and overcut sill excavation will result significant improvements in backfill cycle time, effectiveness and cost.

The pumping system for mine dewatering continues to work well with the water being controlled. Flooding is not a problem. Spare pumps are on-site and available, improving mean time between failure requirements. Further engineering work is being completed on developing a main sump with inter-bench drill hole access to minimize pipe and pump requirements.

A road-header was purchased and delivered to site. The maintenance department is working to bring the machine fully operable. It is also evaluating the extensive inventory of spare parts and the transformer that arrived with the road-header. New haul trucks were located and lease/purchase arrangements signed and the equipment delivered. This equipment is required to optimize mine production and development in conjunction with the road header coming on line in the first quarter of 2013. The roadheader commissioning was delayed by availability of parts to effect commissioning repairs, work necessary to control dust generated during the cutting process and employee training to operate the machine in a safe and as productive manner.

Overall, development mining has progressed to the point where the mine now has the next two months of ore production developed with several headings in ore available for mining in three zones and the underground mine performance continues to improve. During the three months ended March 31, 2013 the mine has focused on development mining to gain access to future ore bearing stopes and mining ore from currently available stopes. Total material moved during the year was 44,801 tons including the 29,242 tons of gold bearing ore and 15,559 tons of waste. The average ore grade was 0.0864 ounces of gold per ton, which is lower than the average grade of the ore body. This is due to the processing of substantial amounts of previously stockpiled material at lower or unknown grade during the start-up and ramp-up processes. Plant feed for the period totaled 29,162 tons, producing 103 tons of concentrate with an estimated gold content of 2,068 ounces. A total of 111 tons of concentrate were shipped during this period containing 2,631 ounces of gold. Gold recovery in the plant, during the three months ending March 31, 2013, was 80%, which is improving but is still targeted to achieve the 90% recovery estimated in the feasibility study. The lower plant recovery was the result of the low grade material processed during the mine development and commissioning phases of the operation and the final tails grade remaining relatively consistent between low grade and high grade material. The mine has now reached the higher grade zones and expects plant recovery to improve accordingly.

The chart below represents production statistics in the current period:

3 Months Ended
Mar 31, 2013
Mine Production (tons)

Ore Mined	29,242
Waste/Development Moved	15,559
Total Ore Mined and Waste/Development Moved	44,801

Ore Stockpile – Opening	380
Ore Mined	29,242
Plant Feed	(29,162)
Ore Stockpile – Closing	460

Ore Mined	29,242
Ore Grade (ounces per ton)	0.086
Gold Ounces in Ore	2,527

Milling (tons)

Plant Feed	29,162
Mill Feed Grade (ounces per ton)	0.088
Gold Ounces in Feed	2,576

Gold Ounces in Feed	2,576
Gold Ounces Recovered	2,068
Mill Gold Recovery	80%

During the three months ended March 31, 2013, the Corporation incurred $7,150,285 relating to capitalized production costs and deferred development costs. In addition, $4,362,911 relating to commissioning sales at Copperstone was capitalized.

Exploration Properties

As of March 31, 2013, the Corporation has one exploration property, the Gold Bar property located in Eureka, Nevada; however, as the Corporation’s main focus remains Copperstone, exploration has not begun on this property.

SELECTED INFORMATION

The Corporation’s consolidated financial statements and the financial data set out below have been prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Corporation’s condensed consolidated financial statements for the three months ended March 31, 2013.

	3 months ended
	March 31, 2013	March 31, 2012
	$	$
Net loss	(117,392)	(518,373)
Net loss per share	(0.00)	(0.00)
Total cash and cash equivalents	92,570	1,622,887
Working capital[1]	(12,868,082)	(4,836,074)
Total liabilities	14,217,373	10,661,360
Total assets	77,093,667	66,909,087
Shareholders’ equity	61,358,652	56,247,726

Note 1 -	The current period working capital deficiency includes the $5.8 million current gold loan liability which will be repaid in ounces of gold or cash equivalent monthly.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the eight most recently completed quarters of fiscal 2013, 2012 and 2011 are as follows.

(In thousands of dollars	2013	2012				2011
except amounts per share)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun
	$	$	$	$	$	$	$	$
Cash and cash equivalents	93	1,384	2,311	1,883	1,623	1,823	11,894	8,903
Working capital[2]	(12,868)	(9,196)	(6,411)	(3,674)	(4,836)	(1,266)	7,701	12,068
Total assets	77,094	74,102	72,294	70,620	66,909	63,696	64,499	49,006
Shareholder’s equity	61,359	59,584	59,691	56,984	56,248	57,304	58,580	46,778
Net loss[1]	117	1,069	1,078	528	518	591	2,128	560
Net loss per share	0.00	0.00	0.01	0.00	0.00	0.01	0.01	0.00

Note 1 –	Net loss for September 30, 2011 was adjusted for $447K relating to a foreign exchange gain that should have been recorded in other comprehensive income.
Note 2 -	The current period working capital deficiency includes the $5.8 million current gold loan liability which will be repaid in ounces of gold or cash equivalent monthly.

RESULTS OF OPERATIONS

Three months ended March 31, 2013

The Corporation recorded a net loss of $117,392 or $0.00 per share for the three months ended March 31, 2013, as compared to $518,373 or $0.00 per share during the same period in the previous year. The increase in the loss is attributable to the following major items.

The gold prepayment facilities change in fair value including finance costs resulted in a gain of $323,571 being recognized in the current period in comparison to a loss of $502,982 being recognized for the three months ended March 31, 2012. Further disclosure is presented in Note 8 to the consolidated financial statements for the period ended March 31, 2013.

For the three months ended March 31, 2013, the Corporation recorded a loss on marketable securities and derivative assets of $2,933 relating to the change in fair value of SnipGold warrants. A loss of $27,452 was recognized for the three months ended March 31, 2012.

The gain on mineral property disposal for the three months ended March 31, 2012 was due to the sale of the Corporation’s interest in the Iskut Joint Venture where the Corporation received 2,375,000 shares and 1,187,500 warrants of Skyline Gold Corporation. The property cost had been written off to zero in prior periods which resulted in a gain of $439,883 being recognized due to the fair market value of the shares and warrants received. The change in fair value of the shares totaled $71,250 and was recorded in shareholders’ equity as a component of comprehensive income.

Management fees, consulting and salaries increased to $232,529 for the three months ended March 31, 2013 compared to $160,644 for the three months ended March 31, 2012. The increase was due to an under accrual of directors fees in 2012 and additional employees hired in 2013.

Exploration expenses for the three months ended March 31, 2013 was $47,505 compared to $96,503 for the three months ended March 31, 2012 which primarily related to all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2013, the Corporation had cash and cash equivalents of $92,570 (December 31, 2012 - $1,384,014) and a working capital deficiency of $12,868,082 compared with a working capital deficiency of $9,196,004 as at December 31, 2012. The increase in deficit was higher than planned due to commissioning issues relating to the Copperstone mine that resulted in delays in production and sales. The delays in production created uncertainties with future cash flow and the ability of the Corporation to meet current obligations and fund operations and development activities in the short term. To meet funding shortfalls, the Corporation undertook successful financing as evidenced by the closing of the gold prepayment facilities, private placements and short term loans. The current period working capital deficiency includes the $5.8 million current derivative gold loan liability. The Corporation has entered into additional financing subsequent to year end. With the Corporation currently transitioning from commissioning stage to commercial production, it will require additional financing to carry out its near-term operating plans, achieve the required profitability and to meet its obligations under its loan agreements, which casts significant doubt about the Corporation’s ability to continue as a going concern.

The Corporation now has evidence of its ability to produce saleable gold concentrates with commission phase sales of $4,362,911 during the three months ended March 31, 2013, and has receivables relating to sales of $266,860. As production increases the Corporation’s working deficiency is expected to decrease due to future sales.

Cash flows provided by operating activities totalled $824,804 for the three months ended March 31, 2013, (cash flows used in operating activities totalled $2,415,213 for the three months ended March 31, 2012. Use of funding towards the processing plant and development of the Copperstone mine including the cost of production, netted against commissioning sales during the commissioning phase totalled $3,433,123 for the three months ended March 31, 2013 ($4,407,614 for the three months ended March 31, 2012).

Financing

The combined net financings in the year ending December 31, 2012 raised approximately $16.1 million, net of cash share issue costs, and was planned to be used in connection with the completion of the Copperstone project. As of March 31, 2013, the Corporation has spent approximately all the net proceeds on the working capital as planned.

The additional 2013 financings are discussed under Corporate Activity. The proceeds from these facilities have been used for funding working capital as planned, and the Corporation will invest in the further optimization of the Copperstone gold mine as it ramps up to full production, with a target throughput of 450 tons per day.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Corporation’s related parties consist of companies which have certain directors in common as follows:

Related Party	Nature of Transactions
Nevada Copper Corp.	General administration and management fees
Mesa Exploration Corp.	General and administration

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common.

	Three months ended

	March 31,	March 31,
	2013	2012
	$	$
Management and consulting fees	54,138	52,875
General and administration expenses	(24,840)	887
	29,298	53,762

As of March 31, 2013, a receivable balance of $22,968 (December 31, 2012 - $2,121) remained outstanding from its related parties.

COMMITMENTS

The following table sets forth the Corporation’s known contractual obligations as at March 31, 2013:

	Payments due by period
		Less than			More than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	$	$	$	$	$
Mineral Property Interests – Claim Fees	552,000	92,000	184,000	184,000	92,000
Office Lease	318,000	53,000	106,000	106,000	53,000
Promissory note facility - $6,001,000 USD – principal payment	5,833,727	5,833,727	-	-	-
Promissory note facility - $6,001,000 USD - interest payment	240,039	240,039	-	-	-
Short term loan - principal payment	3,539,058	3,539,058	-	-	-
Short term loan – interest payment	84,142	84,142	-	-	-
Short term loan – commitment payment	76,200	76,200	-	-	-
Reclamation and site restoration	1,517,642	-	-	-	1,517,642
Accounts payable and accrued liabilities	4,844,588	4,844,588	-	-	-
Total	17,005,396	14,762,754	290,000	290,000	1,662,642

The Corporation holds a 100% leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1% production gross royalty with the royalty increasing to 6% if the price of gold is over $551 USD per ounce. The Corporation pays a minimum advance royalty per year of $30,000 USD.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. The Corporation is required to pay to the Mining Contractor $50,000 USD from initial proceeds from mineral extracted from the D-Zone of the Copperstone property and a Net Smelter royalty of 3% from the first 50,000 tonnes of mineralized material extracted from the D-Zone. As 50,000 tonnes from the D-Zone has been mined as of March 31, 2013, the Corporation has completed its commitment under this royalty.

As of March 31, 2013, $1,023,013 has been paid and accrued in relation to the above royalties.

The Corporation was required to place a reclamation bond with the US Bureau of Land Management for $1,643,800 for the Copperstone project. During 2012, $1,618,468 (US$1,632,049) of the reclamation bond was recovered and replaced by a surety bond of an insurance company. Pursuant to the term of the surety bond, the Corporation provided a cash collateral of $816,000 which will be held with the Bank of New York in the name of the Corporation.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. The relatively small size of the Corporation makes the identification and authorization process relatively efficient and a process for reviewing ICFR has been developed. To the extent possible given the Corporation’s small size, the internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO evaluated the effectiveness of the Corporation’s DCP and ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as of March 31, 2013, the Corporation’s design and implementation of its DCP and ICFR were effective. Other than as described in the foregoing, there has been no change in the Corporation’s ICFR during the period ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. The CEO and CFO concluded that no material weaknesses existed in the design of the ICFR as of March 31, 2013.

The Corporation continually reviews and enhances its system of controls and procedures. However, because of the inherent limitation in all control systems, management acknowledges that ICFR and DCP will not prevent or detect all misstatements due to error or fraud. Further, the effectiveness of ICFR and DCP is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical accounting policies

A summary of significant accounting policies is presented in Note 2 to the annual consolidated financial statements for the year ended December 31, 2012. Preparing financial statements in accordance with IFRS requires management to make certain judgments and estimates. Changes to these judgments and estimates could have a material effect of the Corporation’s consolidated financial statements and financial position at March 31, 2013.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires the Corporation to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a feasibility study which was filed in accordance with National Instrument 43-101 in February 2010 (updated January 2011).

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as operating costs and the availability of any further required financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, reclamation, deferred income tax assets and liabilities, valuation of derivatives and prepayment loan instruments and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates. Further detail on these risks is discussed in Note 2 of the annual consolidated financial statements for December 31, 2012.

RISK FACTORS

The primary risk factors affecting the Corporation are set forth below. For additional discussion of risk factors, please refer to the Corporation’s annual 20-F which is available on www.sedar.com

General

The Corporation is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Uncertainties and risks relating to the start-up of operations at the Copperstone Mine

There are inherent construction and permitting-related risks to the development of all new mining projects. These risks at the Copperstone Mine include:

  hiring and retention of key personnel for construction, commissioning and operations;
  delays associated with the functioning of equipment;
  budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations

While the Corporation has undertaken systematic work programs at the Copperstone Mine to mitigate these risks, it is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the Corporation’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone Mine. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Commodity Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and resources estimates for the Corporation’s properties are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters, which may or may not prove to be correct. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Corporation’s reserves. Should such reductions occur, the Corporation could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material effect on the Corporation’s results of operations, may impact the development of its mineral projects, and the availability of funds for further mineral exploration.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

Copperstone Mine Funding Risk

While the Corporation has been successful in the past, there is no assurance that funding will be available under the terms that are satisfactory to management. The Corporation’s activities have to date resulted in negative cash flow and significant losses. Funds available for operations may vary significantly from management’s estimates due to changes that are outside the control of management. There is no assurance that future financial market conditions will result in sufficient funds being available to the Corporation to continue in the normal course of business, including its planned operations to transition from the commission stage to the commercial production stage in respect of the Copperstone mine. Should the Corporation require additional financing to carry out its near-term operating plans for the Copperstone mine, a failure for the Corporation to obtain such financing will affect the Corporation’s ability to continue as a going concern.

General Funding Risk

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. Other than Copperstone, at present, none of the Corporation’s properties have a known body of commercial ore. As a mining company in the development stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits that may be found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

The reader should also refer to the discussion of risks contained in the Corporation’s Form 20-F which is available on SEDAR at www.sedar.com.

NEW ACCOUNTING PRONOUNCEMENTS

The following is a summary of the new accounting pronouncements:

Effective for annual periods beginning on or after January 1, 2013:

IFRS 10 - Consolidated Financial Statements
IFRS 12 - Disclosure of Interests in Other Entities
IFRS 13 - Fair Value Measurement
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The Corporation assessed the impact of the above standards and noted that there was no impact of IFRS 10, 12 and IFRIC 20 on the Corporation’s financial statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

In December 2011, the IASB amended IFRS 9, Financial Instruments, which is effective for periods beginning on or after January 1, 2015. These revised accounting standards has not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that it will have on its financial statements, or whether to early adopt any of the new requirements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities and derivative assets, amounts receivable, accounts payable and accruals, short term loans, gold loan instruments and derivative liabilities. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from the Corporation’s cash and cash equivalents, amounts receivable, and accounts payable.

The Corporation is exposed to currency risk on cash and cash equivalents, accounts receivable, short term loans, gold loan instruments and the acquisition and exploration expenditures on its properties since the expenditures have to be settled either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

The Corporations capital risk management is included in Note 12 to the condensed consolidated financial statements for the three months ended March 31, 2013.

USE OF FINANCIAL AND OTHER INSTRUMENTS

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents, short term and gold loans.

SHARE DATA

The Corporation is authorized to issue and unlimited number of common shares without par value. As at May 13, 2013, the Corporation had 234,396,111 common shares issued and outstanding.

The Corporation has the following stock options that are outstanding and exercisable as at 10,160,852:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.06 - $0.09	603,556	1.00
$0.37 - $0.39	5,127,296	2.82
$0.53	4,430,000	3.31
	10,160,852	2.93

The Corporation also has the following warrants that are outstanding as at 34,601,000:

	Outstanding and Exercisable
		Weighted average
Exercise price	Amount outstanding	remaining life (years)
$0.12	1,000,000	1.91
$0.20	2,600,000	1.88
$0.30	25,000,000	0.34
$0.50	6,001,000	1.34
	34,601,000	0.67

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitutes forward-looking information within the meaning provided by Canadian securities laws. All statements other than statements of historical facts are forward looking information. The following information provided in this MD&A includes statements regarding: the ability of the Corporation to repay the gold prepayment facilities and the short term loan entered into with lenders and to service such facilities in accordance with their terms, the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that the Corporation will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, that the Corporation’s working mine plan will achieve operational projections, that the Corporation will achieve commercial production at the Copperstone Mine by 2013, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, estimated metal production and the timing thereof; capital cost estimates; the commencement of commercial production at Copperstone; and the disclosure set out under the heading “Outlook”. Although the Corporation believes the expectations expressed in such forward-looking information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward looking information in this MD&A is based on various assumptions including, but not limited to, the expectations and beliefs of management, the assumed long term price of gold, the assumptions in the financial analysis prepared in connection with the feasibility report on the Copperstone Mine, that the Corporation will be able to access additional financing as may be required, the Corporation will be able to access appropriate equipment and sufficient labour, that the Corporation will be able to improve its underground mining fleet, including the planned acquisition of continuous mining equipment, the development of a mine rescue team and associated equipment, that the Corporation’s anticipated costs to achieve commercial production do not exceed what is currently budgeted, that the Corporation will not be in default or breach in servicing the gold prepayment facilities, that the Corporation’s capital and operating costs will not increase significantly, rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and that mineral resource and reserve estimates are accurate and correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on forward-looking information or the assumptions on which the Corporation’s forward looking information is based. Factors that could cause actual results to differ materially from those in forward-looking statements include the risk factors set out herein and in the Corporations history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of the common shares of the Corporation; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Corporation’s Form 20-F and other public disclosure filings. Mining is an inherently risky business. Investors should carefully review and consider the risk factors identified in this MD&A and in the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2012. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below. The Corporation does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws.